Exhibit 99.3

George Feldenkreis

4810 N.W. 74 Avenue

Miami, Florida 33166

[_______], 2018

[NAME]

Dear [NAME]:

This letter sets forth our mutual agreement with respect to compensation to be paid to you for your agreement to be named and serve as a nominee of George Feldenkreis, for election as a director of Perry Ellis International, Inc. (the “Company”) at the Company’s 2018 annual meeting of shareholders including or any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Annual Meeting”).

In consideration of your agreement to be named and serve as a nominee of Mr. Feldenkreis for election as a director of the Company at the Annual Meeting, the undersigned hereby agrees to pay you (i) $25,000 in cash upon Mr. Feldenkreis submitting a letter to the Company nominating you for election as a director of the Company (with such payment to be made as soon as reasonably practicable after such submission), and (ii) $25,000 in cash upon the filing by Mr. Feldenkreis of a preliminary proxy statement with the U.S. Securities and Exchange Commission relating to a solicitation of proxies in favor of your election as a director of the Company at the Annual Meeting. In consideration of the payments provided hereunder, you hereby agree not to serve as a director of the Company other than as a result of your appointment resulting from a nomination made or approved by Mr. Feldenkreis or a written agreement between Mr. Feldenkreis and the Company. The undersigned also agrees to promptly reimburse you for any expenses you incur relating to such nomination, including travel expenses.

The term of this letter agreement shall commence on the date hereof and shall remain in effect until the earliest to occur of (i) the Company’s appointment or nomination of you for election as a director of the Company, (ii) the date of any agreement with the Company in furtherance of your nomination or appointment as a director of the Company, (iii) Mr. Feldenkreis’ or your withdrawal of your nomination for election as a director of the Company, and (iv) the date of the Annual Meeting.

The validity, interpretation, construction and performance of this letter agreement shall be governed by the laws of the State of New York, without regard to its principles of conflict of laws, and by applicable laws of the United States. The parties hereto consent to the jurisdiction of the New York State and United States courts located in New York County, New York for the resolution of any disputes hereunder and agree that venue shall be proper in any such court notwithstanding any principle of forum non conveniens and that service of process on the parties hereto in any proceeding in any such court may be effected in the manner provided herein for the giving of notices. The parties hereto waive trial by jury in respect of any such proceeding.

This letter agreement shall bind and inure to the benefit of you and your heirs, successors and assigns.

This letter agreement may be executed in counterparts, each of which shall be deemed an original, and all of which, taken together, shall constitute one and the same instrument.

GEORGE FELDENKREIS

Accepted and Agreed to:

______________________

[NAME]